FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 1-4620

Crystallex International Corporation
(Translation of registrant’s name into English)

18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

For Immediate Release

March 31, 2005
RM: 2 – 05

Crystallex Reports 2004 Year End Results
Announces Completion of SEC Review

TORONTO, ONTARIO, March 31, 2005 – Crystallex International Corporation (TSX: KRY) (Amex: KRY) today reported audited financial results for the year ending December 31, 2004. All dollar figures are in US Dollars unless otherwise indicated.

Crystallex also announced that the full review by the U.S. Securities and Exchange Commission (“SEC”) of its registration statement filed in connection with the registration of securities of the Corporation in 2002 on a private placement basis has been completed and the registration statement has been declared effective.

2004 Highlights include:

•	Increased the Las Cristinas gold reserves to 12.8 million ounces based on a US$350 per ounce gold price.
•	2004 net loss of $60.7 million, or ($0.35) per share.
•	Year end cash and short term investments total $134 million.
•	48,973 ounces of gold produced, a 40% increase over 2003, at total cash cost of $365 per ounce.
•	Secured the Corporacion Venezolana de Guayana (“CVG”) approval of the Las Cristinas Feasibility Study (March 2004).
•	Submitted the Environmental Impact Assessment which launched the final permitting stage for the Las Cristinas (April 2004).
•	Confirmed the first and prerequisite permit, the Land Occupation Permit for Las Cristinas (August 2004).
•	By year end Crystallex had entered into commitments for purchase orders and service contracts amounting to some US$85 million for Las Cristinas, including long lead time items such as the mining fleet, crushers, grinding mills, and transformers.
•	Engineering design work 66% complete at year end and expected to be substantially complete by the end of the first quarter of 2005.

Commenting on the Company’s progress, Todd Bruce, President and Chief Executive Officer of Crystallex said, “2004 marked a year of milestones for Crystallex as the Company continued to meet the challenges on the road to converting the potential of Las Cristinas into actual value for shareholders by advancing the project towards its target of commencing commercial gold production in 2006.”

“One of our major goals last year was to further improve the Company’s balance sheet to ensure our financial capacity to support the advancement of Las Cristinas at the fastest possible rate. In April 2004, we closed a $US80 million prospectus-qualified non-warrant public issue in Canada and in December, we successfully completed a $US100 million prospectus-qualified unit financing designed to minimise dilution. I believe that both of these transactions were, in absolute and comparative terms, financing milestones for Crystallex and both were extremely well received by our existing shareholders in particular and by the markets in general. The interest from financial markets remains strong and thus we enter 2005 full of confidence in our technical and financial ability to advance the Las Cristinas project aggressively.”

Management’s Discussion and Analysis
For the Year Ended December 31, 2004
(All dollar amounts in US dollars, unless otherwise stated)

The following Management’s Discussion and Analysis (MD&A) of the audited financial condition and results of the operations of Crystallex International Corporation (Crystallex or the Company) for the year ended December 31, 2004 should be read in conjunction with the Company’s annual audited consolidated financial statements and the notes relating thereto. The audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Effective January 1, 2004, the Company prepares and files its audited consolidated financial statements and MD&A in United States dollars. Except where noted, this MD&A has been prepared as of March 28, 2005.

Highlights

•	Gold reserves at Las Cristinas increased to 12.8 million ounces by the end of 2004. Further drilling commenced early 2005.

•	Las Cristinas detailed engineering 66% completed by year end; plan to substantially complete by the end of the first quarter 2005.

•	Raised $182 million in debt and equity financings.

•	Cash and short investments total $134 million.

•	Settled gold sales contracts of 185,667 ounces during the year. Gold sales contracts reduced to 164,358 ounces at the end the year. Further settlements subsequent to year end have reduced the number of outstanding contracts to approximately 111,000 ounces.

•	Net loss for the year of $60.7 million, or ($0.35) per share, inclusive of a non-cash write-down of mineral properties of $32.0 million and a $1.0 million commodity contract loss.

“We anticipate receiving the permit, the Permit to Impact Natural Resources, from the Ministry of the Environment and Natural Resources (“MARN”) in Q2, 2005 which will mark the commencement of the construction stage. This target for the issuance of the permit has been reflected as MARN’s objective in public comments recently made by an influential politician from Bolivar State, Venezuela after a meeting with MARN representatives. We are thus at a very advanced stage of the permit process and are actively engaged with MARN in terms of meeting the Ministry’s time objective. Our focus on securing the permit is absolute and the permit is obviously paramount amongst our near term objectives.”

With respect to the completion of the SEC review, Mr. Bruce commented: “We are most pleased to see this process come to a successful conclusion. The review was comprehensive and Crystallex has responded to all issues. We expect that this review will greatly facilitate the prompt processing of pending and future registration statements.”

Key Statistics

	2004	2003	2002

Operating Statistics
Gold Production (ounces)[1]	48,973	35,244	27,791
Gold Sold (ounces)	49,478	30,632	28,088
Per Ounce Data:
Total Cash Cost [2]	$365	$385	$346
Average Realized Gold Price	$409	$363	$310
Average Spot Gold Price	$410	$363	$310
Gold Reserves (ounces)	12,939,400	10,584,300	10,465,100

Financial Results ($ 000’s)
Revenues	$20,246	$11,329	$8,523
Net Loss	($60,654)	($61,487)	($36,134)
Net Loss per Basic Share	($0.35)	($0.52)	($0.43)
Cash Flow from Operating Activities[3]	($36,005)	($26,539)	($2,936)

Financial Position ($ 000’s)
Cash and Equivalents	$5,767	$26,204	$3,606
Short-term investments	$30,277	—	—
Restricted Cash and Equivalents	$98,006	—	—
Total Debt	$85,088	$7,488	$21,561
Shareholders’ Equity	$143,554	$78,998	$52,601
Weighted Average Common Shares Outstanding – Basic (millions)	172.2	118.3	84.4

[1]	Gold production is from continuing operations only, excluding production from the San Gregorio mine which was sold in 2003.
[2]	For an explanation, refer to the section on Non-GAAP measures. The calculation is based on ounces of gold sold, not ounces produced.
[3]	Cash flow after working capital changes and before capital expenditures.

Financial Results Overview

The Company recorded a net loss of $60.7 million, or $0.35 per share in 2004, compared with a net loss of $61.5 million or $0.52 per share in 2003. The net loss in 2004 includes mineral property and plant and equipment write-downs of $32.0 million, a commodity contract loss of $1.0 million and a stock option based compensation charge of $5.3 million. The net loss for the prior year included mineral property write-downs of $17.5 million and a commodity contract loss of $16.5 million.

Revenue of $20.2 million in 2004 was significantly higher than $11.3 million of revenue in 2003. The increase in revenue was attributable to a 62% increase in ounces of gold sold and to higher realized gold prices. In 2004, the Company sold 49,478 ounces of gold at an average realized price of $409 per ounce, while in 2003, 30,632 ounces of gold were sold at an average realized price of $363 per ounce. The average spot gold price in 2004 was $410 per ounce, compared with $363 per ounce in 2003.

Operating cash flow was a deficit of $36.0 million in 2004, compared with a deficit of $26.5 million in 2003. In 2004, mine site operating cash flow of $2.2 million was offset by expenditures of $19.1 million to financially settle gold sales contracts and by $18.2 million of general and administrative expenses, which were $1.8 million higher than 2003. Capital expenditures increased by $41.9 million to $50.9 million, principally due to increased spending on Las Cristinas. The Company raised approximately $182 million in debt and equity financings during 2004. At year end 2004, the unrestricted cash and short-term investments balance was $36.0 million and the Company had restricted cash of $98.0 million.

Development Projects

Las Cristinas

Overview

In September 2002, the Company signed a Mining Operation Agreement (Agreement) with the Corporacion Venezolana de Guayana (CVG) which granted Crystallex exclusive rights to develop and exploit the gold deposits on the Las Cristinas property. A positive Feasibility Study was completed by SNC Lavalin Engineers and Constructors Inc. (SNCL) in September 2003. The study was approved by the CVG in March, 2004. An Engineering, Procurement and Construction Management (EPCM) contract to provide services for the development of Las Cristinas was awarded to SNCL in March 2004.

An Environmental Impact Study (EIS) was submitted to the Ministry of the Environment and Natural Resources (MARN) in April 2004 to initiate the project permitting process. In September 2004, a Socio-Economic Impact Assessment was completed by Proconsult C.A., of Venezuela and, also in September, SNCL completed a construction phase Environmental Supervision Plan. Both reports were submitted to the MARN. The process for obtaining the Permit to Impact Natural Resources (“Permit”) is continuing and the Company is presently addressing normal course business technical and environmental clarifications requested by the MARN. The Company’s efforts to obtain a speedy resolution to the permitting process have been publicly supported by senior political officials. Based upon public representations by Venezuelan officials, it is presently expected that the Permit will be issued by the end of the second quarter of 2005.

2004 Progress and Ongoing Work

•	Capital expenditures of $40.7 million on Las Cristinas, inclusive of approximately $19 million of costs directly related to project development.

•	Resource and Reserve Update

Resource and reserve estimates for Las Cristinas were updated in 2004 to reflect the results of drilling completed by Crystallex in 2003 (2,199 metres) and 2004 (7,120 metres). At a $350 per ounce gold price, reserves at Las Cristinas are now estimated at 333 million tonnes grading 1.2 grams per tonne, containing 12.8 million ounces of gold. The increase in reserves was due to including the results of the 2003 and 2004 infill drilling as well as using a gold price of $350 per ounce for the new estimate as opposed to $325 per ounce in the prior estimate. Of the 2.6 million ounce increase, approximately 71% is attributable to the infill drilling and 29% is due to using the higher gold price. At a $400 per ounce gold price, reserves increase to 387 million tonnes grading 1.2 grams per tonne, containing 13.94 million ounces of gold. The Company is currently undertaking another infill drill program of approximately 5,000 metres at Las Cristinas.

•	Control Budget Estimate and Improved Project Economics

During the first three months of the EPCM contract, Crystallex and SNCL undertook a comprehensive review of the Las Cristinas capital costs to produce a project Control Budget. The review resulted in a modest 9.5% increase in capital costs, from $242 million to $265 million of which approximately $11 million related to discretionary investment items that reduced the project’s operating costs and improved the project’s IRR. The principal positive impact on operating costs and overall project economics was achieved by switching from contract mining to owner operated mining for saprolite ores. The balance of some $12 million reflected cost increases equating to a 5% increase on the $242 million feasibility study capital cost. After incorporating the new reserve estimate of 12.8 million ounces and the results of the Control Budget exercise, the project’s pre-tax, unleveraged IRR is 17.7% using a $350 per ounce gold price. Cash costs, including royalties, are forecast to average $125 per ounce for the first five years and $206 per ounce for the life of the project.

•	EPCM Progress

•	Procurement of equipment and awarding of service contracts is ongoing. At year end, 100 of a total of 168 purchase orders and construction and service contracts had been awarded. By the end of 2004, commitments related to purchase orders and contracts under the $265 million Control Budget totalled $85 million, while actual expenditures were approximately $19 million. Purchasing of certain bulk materials and supplies has been delayed until receipt of the Permit.
•	Engineering design was 66% completed by year end. By the end of February 2005, engineering design had progressed to 82% completion, on target for 90% completion by the end of March, 2005.
•	The Project Schedule will be updated upon receipt of the Permit. It is currently expected that the development and construction period will be approximately 16 months from the date of the issue of the Permit until the start of gold production.

Site Construction Activities

•	SODEXHO, the camp operator and caterer, recently completed the rehabilitation of the existing construction camp. Upgrading of the dining hall continues.
•	The site administration offices were completed and SNCL and Crystallex staff are set up in the offices.
•	Work continued on extending the existing airstrip at site from 545 metres to 1,000 metres.
•	Upgrading of the 19 kilometre site access road started in January 2005 and is expected to be completed during the second quarter.
•	The earthworks contractor for the access road and river diversion channel commenced limited activities including surveying, upgrading the access road and mobilization of some equipment. Full mobilization will commence upon receipt of the Permit.

Project Recruiting

By year end, most senior positions were filled, including Manager Mining, Manager Process, Controller, Environmental Superintendent and Community and Government Relations Manager. In addition, the Electrical and Instrumentation and Mine Maintenance Superintendents have been recruited. A procurement office was opened in Houston, Texas for procurement and freight forwarding of supplies and equipment.

Additional Technical Studies

A comprehensive field investigation program was undertaken by SNCL during 2004 and reports were completed by the end of the year. The program comprised three components: (i) geotechnical work, which included drilling and test pitting, was undertaken to establish subsurface conditions and design parameters for detailed engineering and construction of the project and focused in particular on the tailings management facility and the process plant site, (ii) environmental and hydrogeological work, which included environmental drilling to collect baseline groundwater quality information from deep wells and hydrogeological drilling to assist in determining and monitoring groundwater flows and allow for design pumping rates during mining, and (iii) review of open pit slopes and waste dump stability.

Social Development Program

The Company is continuing with its program of developing a long-term partnership with the local communities. The Company’s social development program is dedicated to supporting the communities near Las Cristinas with long-term employment training, economic development, local infrastructure and health care.

On-going programs include providing medicines to the local medical clinic, funding a scholarship program, providing technical assistance to small-scale miners and providing regular maintenance services for the local medical centre. In addition, Crystallex is continuing with community infrastructure programs. In 2004, four programs were completed: i) 30 houses were constructed in the community of Santo Domingo, ii) water treatment plants were installed and integrated for the benefit of eight communities, iii) a sewer network was constructed in two communities and iv) the local road was upgraded and paved from KM 85 through Nuevas Claritas and Santo Domingo. The cost of the four infrastructure projects was approximately $1.3 million. In 2005, Crystallex will commission two sewage treatment plants and connect them to the new sewerage grid. The Company has also committed to a significant upgrading of the Las Claritas Medical Centre. The budget for these two projects is approximately $825,000.

The Company is presently developing a Community Relations program. A Venezuelan firm, Plan Urbe, has been engaged to carryout the design of a long term program for providing assistance to the local communities. Plan Urbe will work from a local office to implement the social development plan.

Albino

On February 25, 2005, the Company announced that the Ministry of Energy and Mines (MEM) had terminated the Company’s Albino rights. The decision was based upon a review by the MEM of properties that are perceived to be inactive or non-compliant. The decision has been appealed by Crystallex to the Ministry of Basic Industries and Mining (“MIBM”), which was created when the MEM was split into two new ministries, the MIBM and the Ministry of Energy and Petroleum. However, due to the uncertainty of the outcome of the appeal, the Company has written down the carrying value of its investment in the Albino concession to nil. The Company has decided not to report any reserves or resources for Albino. The decision to write down the value of Albino has also impacted the carrying value of the Revemin mill since the initial ore produced from Albino was planned to be processed at Revemin.

Between 1994 and 1998, Crystallex operated a small open pit mine on the Albino concession. Approximately 40,000 ounces were produced over the four year period. Operations were suspended in 1998 due to a depletion of the open pit ore reserves. A Feasibility Study completed in 2001, estimated reserves of approximately 100,000 ounces and demonstrated the viability of developing a small underground mine at Albino. In late 2004, Crystallex began development of the underground mine and in mid February 2005 the Company received the Permit to Impact Natural Resources for open pit mining which was required for Crystallex to sink the decline through the Saprolite zone. An application is in process for a similar permit for underground mining in order to continue the decline into bedrock. Sinking of the decline through the Saprolite zone has been suspended pending the outcome of the appeal process. The Special Commission of the Permanent Commission of Energy and Mines in the National Assembly of Venezuela has issued a report recommending that MIBM reconsider the termination of Crystallex’s Albino concession.

Operations Review

Production

Gold Production (ounces)	2004	2003	2002

Tomi Open Pits	35,961	24,360	2,347
Tomi Underground	5,891	2,753	0
La Victoria	2,412	5,564	22,548
Purchased Material	4,709	2,567	2,896

Total Gold Production (ounces)	48,973	35,244	27,791

Total Ore Processed[1] (tonnes)	443,504	370,276	366,909
Head Grade of Ore Processed (g/t)	3.7	3.5	3.0
Total Recovery Rate (%)	93%	84%	79%
Total Recovered (ounces)	48,973	35,244	27,791

Total Cash Cost Per Ounce Sold	$365	$385	$346

Mine Operating Cashflow ($,000)	$2,208	($454)	($1,199)
Capital Expenditures ($,000)	$9,900	$1,722	$3,049

[1]	Ore from Tomi, La Victoria and purchased material is processed at the Company’s Revemin mill.

The Company achieved record gold production of almost 49,000 ounces from its Venezuelan operations in 2004. Production in 2004 was 39% higher than the 35,000 ounces produced in 2003. Almost all gold production in 2004 was from the Tomi concession.

The production gains in 2004 are attributable to capital investment programs that commenced in the last quarter of 2003 and continued throughout 2004. Capital funding was directed towards improving mine equipment availability and utilization, a mill modernization program and re-stocking the warehouse of critical spare parts. The capital investment programs allowed for a steady supply of ore to the Revemin mill and improved mill availability from 85% in 2003 to 94% in 2004. Revemin processed twenty percent more ore in 2004 than in 2003. Gold production was also higher in 2004, as a result of higher gold grades and recoveries. Gold recovery in particular was almost 10% higher in 2004, averaging 93% for the year compared with 84% in the previous year. The grade and recovery improvements are due to processing ore almost entirely from the Tomi concession in 2004. Tomi ore is higher grade and does not have the refractory characteristics of the La Victoria ore. La Victoria accounted for over one third of the ore processed in the first nine months of 2003 and, on average, the La Victoria ore grade was 2.84 g/t and gold recovery was 68%.

The mining operations generated cash flow of approximately $2.2 million in 2004, compared to a deficit of $454,000 in 2003. After capital expenditures, mine site cash flow was a deficit of $7.7 million in 2004 and a deficit of $2.2 million in 2003.

The Tomi and Lo Increible properties (where the La Victoria deposit is located) have considerable exploration potential. Since the Company acquired the properties in 2000 and 2001 respectively, very little exploration has been undertaken. The Company has commenced a concerted exploration program at both properties in 2005. At Tomi, potential exists along the down plunge extension of the existing underground mine and below the existing pits. On Lo Increible, a string of gold showings have been identified. Metallurgical testwork has commenced on samples to assist in prioritizing drill targets and a drill program is planned for the second half of 2005.

The Company is currently assessing the viability of maintaining gold production at the Revemin mill during the comprehensive exploration program, which will continue throughout 2006. In particular, a review has commenced of operating the Revemin mill at a reduced rate in 2006 when ore will likely only be available from the Tomi underground mine. Proven and probable reserves at the Tomi underground only support a mine life of approximately two years although the mineralized system is known to extend well beyond these limits. Although Crystallex expects that the Tomi underground mine will, as is typical of most such mines, continue to replace reserves for years to come, the carrying value of the Revemin mill has been written down by $13.8 million to a carrying value that reflects its conservatively estimated two year useful life.

Tomi

100% Basis	2004	2003	2002

Tomi Open Pits (100% Crystallex)
Tonnes Ore Mined	334,289	268,169	25,644
Tonnes Waste Mined	2,751,124	919,137	2,908
Tonnes Ore Processed	350,008	247,644	27,998
Average Grade of Ore Processed (g/t)	3.46	3.48	3.01
Recovery Rate (%)	92%	88%	87%

Production (ounces)	35,961	24,360	2,347

Tomi Underground (100% Crystallex)
Tonnes Ore Mined	26,966	12,698	0
Tonnes Ore Processed	28,454	11,070	0
Average Grade of Ore Processed (g/t)	6.89	8.31	0
Recovery Rate (%)	94%	93%	0

Production (ounces)	5,891	2,753	0

The Tomi concession accounted for 41,852 ounces, or 85%, of total gold production in 2004. Of this, approximately 36,000 ounces were from the two open pit mines and the balance from the underground mine. Open pit production was 48% higher in 2004, compared with 2003, as the Company did not move all open pit production to Tomi until the end of the third quarter of 2003 when operations were suspended at the La Victoria mine. Ore reserves at the open pit operations are expected to be depleted by the end of 2005. As a result the carrying value of Tomi has been written down by $3.6 million reflecting these limited reserves. An exploration drilling program is planned for 2005 to test for mineralization below the pit floors.

The Tomi underground mine produced 5,891 ounces in 2004, compared with 2,753 ounces in 2003. Full production of approximately 200 tonnes of ore per day is forecast by the third quarter of 2005.

La Victoria

100% Basis	2004	2003	2002

La Victoria (51% Crystallex)[1]
Tonnes Ore Mined	36,012	86,078	333,857
Tonnes Waste Mined	481,210	461,163	937,949
Tonnes Ore Processed	25,974	89,025	326,572
Average Grade of Ore Processed (g/t)	3.18	2.8	2.8
Recovery Rate (%)	91%	68%	76%

Production (ounces)	2,412	5,564	22,548

[1]	Crystallex owns 100% of 0702259 B.C. Ltd. which in turn has an indirect 51% equity interest in Lo Increible (including the La Victoria deposit) through the Venezuelan holding company, Osmin Holdings Limited. Crystallex has a 75% share of the cashflow until the total debt from Osmin due indirectly to Crystallex is fully repaid and a 51% share thereafter. Presently, there is no distributable cashflow, and Crystallex reports all production and reserves for its account.

In February 2005, Micon International completed a Pre-Feasibility Study of the La Victoria deposit based on construction of a Bio-Oxidation (BIOX) plant at the Company’s Revemin mill to treat refractory ore at La Victoria. Goldfields, Hatch Associates and John Goode and Associates undertook the metallurgy and processing sections of the Pre-Feasibility Study. A BIOX pilot plant was operated at Goldfields in South Africa which confirmed the amenability of the refractory La Victoria ore to the BIOX process and indicated that gold recovery from the refractory ore can be improved from approximately 60% using conventional cyanidation to 88% when pre-treated with the BIOX process. The Company also completed approximately 8,600 meters of drilling at La Victoria in 2004 and Mine Development Associates updated the La Victoria resource model.

Although the pilot plant demonstrated that the BIOX process was technically feasible, the Pre-Feasibility Study determined that it was not economic to construct a 1,000 tpd BIOX plant for treating the La Victoria ore. There is insufficient mineralized material to recover the required capital investment of $18.6 million for the BIOX plant and approximately $4 million for the Yuruari River diversion and pre-production waste stripping. Incorporating the results from the 2004 drill program, MDA estimated an indicated resource of 2.5 million tonnes grading 4.4 grams per tonne containing 359,000 ounces, of which 176,000 ounces was estimated by MDA as being extractable given the BIOX operating cost forecasts. This amount of extractable ounces could not economically support the capital and operating costs associated with the BIOX process assessed. As the BIOX project was uneconomic no reserves are reported. A smaller (500 tpd) BIOX plant was considered, which reduced the plant capital to approximately $12 million. However, the project was still not economically viable.

The Company is currently evaluating an alternative processing option for the La Victoria sulphide material which contemplates a flotation plant followed by sale of a concentrate to either a smelter or another plant that requires sulphide concentrate. A report evaluating this alternative is expected to be completed during the second quarter of 2005. In addition, exploration is being conducted for a possible extension of the La Victoria orebody that has been potentially displaced by faulting.

Income Statement

Revenue

Revenue in 2004 was $20.2 million, compared with $11.3 million in 2003. The increase in revenue in 2004 was attributable to selling over 60% more gold than the prior year and realizing a higher average price on gold sales. Gold sales in 2004 were 49,478 ounces, compared with 30,632 in 2003. The increase in ounces sold was due to higher gold production as described in the Operations Review section of this MD&A. The Company realized an average gold sales price of $409 per ounce in 2004 and $363 per ounce in 2003. Spot gold prices averaged $410 per ounce in 2004 and $363 per ounce in 2003. Crystallex presently sells all its gold to the Venezuelan Central Bank and receives the prevailing spot gold price. Gold sales proceeds are received in local currency and are used to fund ongoing operations and capital projects in Venezuela.

Operating Expenses

The Company’s total cash costs of production include mining, processing, mine administration, royalties and production taxes and exclude corporate general and administrative expenses, depreciation and depletion, financing costs, capital costs, exploration and reclamation accruals.

The Company’s costs of sales for 2004 were $18.0 million, compared with $11.8 million in 2003, as more ounces of gold were produced and sold in 2004 than in 2003. Gold sales were 49,478 ounces in 2004, compared with 30,632 ounces in 2003.

Operating costs in 2004 are higher than 2003 due to a substantial increase in mining and processing activity as described in the Operations Review section of this MD&A. A total of 3.6 million tonnes of material (waste and ore) was mined in 2004 and 444,000 tonnes of ore were processed, compared with 1.7 million tonnes of material mined and 370,000 tonnes of ore processed in 2003.

On a unit cost basis, total cash costs were $365 per ounce of gold sold in 2004, compared with $385 per ounce in 2003. Although unit costs decreased in 2004 as a result of productivity improvements and higher ore grades and gold recovery, the cost per ounce remained high as a result of the significant amount of waste rock mined. The strip ratio (the ratio of waste mined to ore mined) at the Tomi open pits averaged 8.2 : 1.0 in 2004, compared with 3.4 : 1.0 in 2003. Also, at La Victoria, only 2,414 ounces of gold were produced as mining was concentrated on waste stripping, which continued while the Bio-Oxidation Pre-Feasibility Study was undertaken. Excluding La Victoria, the Company’s operating costs were approximately $331 per ounce.

General and Administrative Expenses

General and Administrative expenses were $18.2 million in 2004, compared with $16.4 million in 2003. Adjusting for one-time charges of approximately $2.1 million in 2004 and $5.0 million in 2003, the year-over-year increase in general and administrative expenses was $3.9 million. Expenses in 2004 reflect an increase in corporate activity related to the ongoing development of the Las Cristinas property. Compensation, professional fees and travel were approximately $3.0 million higher in 2004 than in 2003.

Included in the 2004 total are one-time charges of $2.1 million related to the settlement of prior years’ taxes and related penalties in Venezuela. Costs in 2003 included one-time bonus payments of approximately $2.4 million.

Forward Sales and Written Call Options

Crystallex made considerable progress during 2004 towards its objective of eliminating existing gold sales commitments. By December 31, 2004, the Company reduced its gold contracts by over 50%, or 185,667 ounces. At year end, 164,358 ounces remained committed under forward sales and call option contracts. During 2004, the Company expended cash of $19.1 million to financially settle gold contracts at an average price of $399 per ounce.

At December 31, 2004, the Company’s gold contract position totalled 164,358 ounces, comprising 82,426 ounces of fixed forward contracts and 81,932 ounces of call options. The average contract price is US$307 per ounce.

	2005	2006	Total

Fixed Forward Gold Sales (ounces)	42,430	39,996	82,426
Average Price (US$/ounce)	$305	$310	$307
Written Gold Call Options (ounces)	79,932	2,000	81,932
Average Exercise Price (US$/ounce)	$307	$348	$308
Total (ounces)	122,362	41,996	164,358
Average Price (US$/ounce)	$306	$312	$307

In January 2005, the Company settled financially 53,440 contract ounces maturing in 2005 at a cost of $6.8 million. After these settlements, the Company’s gold contract position was reduced to 110,918 ounces.

Accounting for Derivative Instruments

The Company’s existing forward sales and call options are designated as derivatives so they do not qualify for the normal sales exemption (or hedge accounting) for accounting treatment. The Company’s metal trading contracts are recorded on the Balance Sheet at their mark-to-market value. Crystallex has no off-balance sheet gold contracts. Changes in the mark-to-market value of derivatives are recorded on the Balance Sheet and are recorded in earnings as an unrealized commodity contract gain (loss) in the Statement of Operations. The gains and losses occur as a result of changes in commodity prices and interest rates.

The variation in the mark-to-market value of options and forwards from period to period can cause significant volatility in earnings. The commodity contract loss in 2004 was $1.0 million. This included an unrealized gain of $18.1 million offset by a realized loss of $19.1 million. The unrealized gain represents the reduction in the mark-to-market value of the Company’s gold contract obligations since December 31, 2003, while the realized loss reflects the cash cost during the year of financially settling 185,667 ounces of gold contract obligations.

Mark-to-Market

At December 31, 2004, the unrealized mark-to-market value of the Company’s gold forward sales and call options, calculated at the year end spot price of US$436 per ounce was negative $22.6 million. This mark-to-market value is recorded on the Balance Sheet as a liability (Commodity Contract Obligations) and represents the replacement value of these contracts based upon the spot gold price at December 31, 2004 and does not represent an obligation for payment. The Company’s obligations under the forward sales contracts are to deliver an agreed upon quantity of gold at a predetermined price by the maturity date of the contract, while delivery obligations under the call options sold are contingent upon the price of gold and will take effect if the gold price is above the strike price of the relevant contract at its maturity date and the option is exercised by the option holder.

In circumstances where the Company is unable to meet the obligations under the fixed forward sales or call options, the Company may negotiate with the counterparty to defer the expiry date of the forward sale or call option, or purchase gold in the market, or settle the positions financially. If the Company were to purchase gold in the market or settle financially the contracts, it would result in a reduction of the Company’s cash. The table below illustrates the cash requirement if the Company had to financially settle all contract positions in excess of planned production. Future production from Las Cristinas is excluded. The analysis assumes the Company is unable to roll existing contracts to future periods and all positions in excess of planned production are required to be settled financially at December 31, 2004 using the spot gold price on that day of US$436 per ounce.

US$ millions	2005	2006	Total

Total ounces Committed	122,362	41,996	164,358
Planned Production[1]	53,000	29,000	82,000
Excess Committed Ounces	69,362	12,996	82,358
Average Committed Price (US$/oz)	$306	$312	$307
Average Assumed Spot Price (US$/oz)	$436	$436	$436
Cash Required to Settle Excess Positions	$9.0	$1.6	$10.6

[1] Production forecast excludes Las Cristinas and assumes no gold production from La Victoria and Albino in 2005 and 2006.

The Company cautions readers not to place undue reliance on the projected production figures illustrated above. As noted under “Forward Looking Statements” in the Company’s Annual Report, predictions and forecasts involve inherent risks and uncertainties. A number of factors could cause actual results to differ from plans.

Write-down of Property, Plant and Equipment

The Company annually performs property evaluations to assess the recoverability of its mining properties. Impairment evaluations compare the undiscounted forecast future cash flow from each operation with its carrying value and where the cash flows are less, a write-down to estimated fair value is recorded. In 2004, Crystallex incurred write-downs of mineral properties and plant and equipment of $32.0 million. Of this amount, $13.8 million, was attributed to writing down the carrying value of the Revemin mill to reflect the two year estimated life of reserves to be processed at the mill.

Mineral property write-downs included the Albino concession ($10.4 million) Tomi Concession ($3.6 million) and three exploration properties ($4.1 million). See “Operations Review”.

Liquidity and Capital Resources

Crystallex’s principal sources of liquidity have been equity and debt financings. The Company does not expect to generate positive operating cashflow (after corporate general and administrative expenses) until the Las Cristinas project is operating at full capacity. Crystallex forecasts cash requirements in excess of $300 million through 2006 to build Las Cristinas, fund the Company’s operating deficit, fund capital expenditures at the El Callao operations and for debt service. Crystallex intends to fund this overall requirement with existing cash and restricted cash balances and from a combination of limited recourse project debt financing, other forms of public market debt financing and equity.

Cash and Equivalents

Cash and short-term investments were $36.0 million at December 31, 2004. In addition, the Company had restricted cash and cash equivalents of $98.0 million at year end 2004. The restricted funds are comprised of the following: i) $2.5 million held on deposit with Mitsui & Co. Precious Metals Inc. as margin for gold call option contracts and ii) $95.5 million net proceeds of a senior unsecured note financing held in escrow under the terms of the Escrow Agreement (see Financing Activities). The proceeds are released to pay for approved capital expenditures for the development of Las Cristinas ($81.4 million) and for interest payments on the senior unsecured notes ($14.1 million).

The timing of cash expenditures is, in part, dependent upon receipt of the Permit for Las Cristinas. Assuming receipt of the Permit for Las Cristinas by the end of the second quarter, restricted cash balances of $81.4 million at December 31, 2004 are forecast to provide sufficient funding for Las Cristinas until the third quarter of 2005. Any delay in receiving the Permit will delay planned expenditures.

The change in the cash balance during 2004 is reconciled as follows:

	$ millions

Cash at December 31, 2003		$26.2

Common Share Financing Activities	$98.2
9.375% Note Financing Net Proceeds	95.5
Proceeds from the sale of San Gregorio	1.6
Proceeds from orderly disposition of shares	3.9

Total Sources of Cash	$199.2

Operating Cash Flow Deficit	($36.0)
Capital Expenditures – Las Cristinas	(40.7)
Capital Expenditures – Other Operations	(10.2)
Debt Service	(1.0)
Financing Fees	(3.5)

Total Uses of Cash	($91.4)

Net Addition to Cash, Short-term Investments and Restricted Cash		$107.8

Cash, Short-term Investments and Restricted Cash at December 31, 2004		$134.0

Cash Flow from Operations

Cash flow from operations (before capital expenditures) is principally affected by general and administrative expenditures, cash expenditures on reducing the Company’s gold sales commitments, the level of gold sales, realized gold prices, cash operating costs, and movements in non-cash working capital. Cash flow from operations was a deficit of $36.0 million in 2004, compared with a deficit of $26.5 million the year earlier. Positive mine operating cash flow of $2.2 million in 2004 was offset principally by cash used for general and administrative expenses ($18.2 million) and for settling gold contract positions ($19.1 million).

Investing Activities

Capital expenditures totalled $50.9 million in 2004, compared with $9.0 million in 2003. The increase is attributable to higher spending on Las Cristinas and, to a lesser extent, on the Tomi underground mine and the Revemin mill. Capital expenditures for Las Cristinas totalled $40.7 million in 2004 and included expenditures for project development under the EPCM contract and also for general site costs, site security, environmental work, including geotechnical drilling, and legal and professional fees associated with tax structuring and project financing.

Capital expenditures for 2004 and 2003 are summarized as follows:

($ millions)	2004	2003

Las Cristinas	$40.7	$7.3
Revemin	5.3	1.0
Tomi	3.8	0.4
Albino	0.8	—
La Victoria	—	0.3
Corporate	0.3	—

Total	$50.9	$9.0

Assuming a receipt of the Permit during the second quarter, capital expenditures at Las Cristinas are forecast to be approximately $175 million in 2005 of which $85 million has been committed as at December 31, 2004. As noted, any delay in receiving the Permit will delay planned expenditures.

Financing Activities

On December 23, 2004, the Company completed a $100 million unit offering. Each unit was priced at $1,000 and comprised a $1,000 principal amount, seven year, 9.375% senior unsecured note and 65 common shares of the Company. The net proceeds received by the Company were $95.5 million. The net proceeds were deposited with an Escrow Agent and were divided into two pools: the Interest Pool and the Project Pool. The Interest Pool contains proceeds equal to the first three interest payments on the notes ($14.1 million). Funds will be released from the Interest Pool as the Company makes each of the first three interest payments. Funds from the Project Pool ($81.4 million) will be released to pay for approved capital expenditures contemplated in the Las Cristinas Control Budget of $265 million.

On April 5, 2004, the Company closed an equity financing of 25 million common shares at C$4.00 per share raising net proceeds of $71.7 million. The common share financing had an over-allotment option of 3.75 million shares at C$4.00 per share, which closed on April 28, 2004 and raised additional net proceeds of $10.5 million. Total net proceeds amounted to $82.2 million.

Contractual Obligations and Commitments

The Company’s contractual obligations and commitments, as a December 31, 2004, are tabled below:

US$ millions	Less than One Year	1 – 3 Years	4 – 5 Years	More Than 5 Years	Total

Long Term Debt Repayments	$4.4	$2.1	—	$100.0	$106.5

Equipment and Construction Purchase Contracts	$85.0	—	—	—	$85.0

Asset Retirement Obligations	$0.5	$1.0	$0.8	—	$2.3

Operating Lease Obligations	$0.16	$0.38	$0.04	—	$0.58

Precious Metal Contracts:

Fixed Forward Contracts	42,430 oz @ an average of US$305/oz	39,996 oz @ an average of US$310/oz	—	—	82,426 oz @ an average of US$307/oz

Call Options Sold	79,932 oz @ an average of US$307/oz	2,000 oz @ an average of US$348/oz	—	—	81,932 oz @ an average of US$308/oz

In addition, the Company has royalty commitments that are only payable if gold is produced. There is no obligation to make payments if gold is not produced. Currently, the Company’s only gold production is from the Tomi concession, which is subject to a 1.75% royalty on gold revenue. All gold production in Venezuela is subject to an exploitation tax, established under the Mining Law, which is payable to the Republic. The exploitation tax is presently 3% of gold revenue.

Related Party Transactions

During 2004, Crystallex entered into the following material transactions with related parties:

Legal Fees

•	McMillan Binch LLP: McMillan Binch LLP provides legal services to the Company. David Matheson is counsel to McMillan Binch LLP and a member of the Board of Directors of Crystallex. During 2004, McMillan Binch LLP was paid $1.2 million for providing corporate legal services to Crystallex.

Management and Consulting Fees

•	Orion Securities Inc.: Orion Securities Inc. is an investment dealer that provided underwriting services to the Company in connection with the 2004 issuances of equity and debt underwriting. Mr. Robert Fung is an employee of Orion Securities Inc. and is Chairman of the Board of Directors of Crystallex. During 2004, Orion was paid $2.8 million for these services, none of which was to the benefit of Mr. Fung.
•	Osprey Capital Partners: During 2004, Crystallex paid $148,000 to Osprey Capital Partners, a partnership in which Robert Fung is a minority partner. The payments to Osprey Capital Partners by Crystallex were for investment banking counselling provided by other partners of Osprey Capital Partners and Mr. Fung. This advice was unrelated to Mr. Fung’s role as Chairman of Crystallex.

•	Riccio Consulting: Dr. Luca Riccio is the former Vice President, Exploration and the principal of Riccio Consulting. During 2004, Crystallex paid $220,500 to Riccio Consulting for providing consulting services to the Company.
•	Capital Markets Advisory Inc.: Michael Brown is the principal of Capital Markets Advisory Inc. and a member of the Board of Directors of Crystallex. During 2004, Crystallex paid $32,800 to Capital Markets Advisory Inc. for providing investor relations and other corporate advisory services to the Company.

Outstanding Share Data

At March 1, 2005, 190,853,437 common shares of Crystallex were issued and outstanding. In addition, at March 1, 2005 options to purchase 10,555,050 common shares of Crystallex were outstanding under the Company’s stock option plan and warrants to purchase 12,983,235 common shares of Crystallex were issued and outstanding.

Quarterly Data

	2004				2003
	Q4	Q3	Q2[1]	Q1	Q4	Q3	Q2	Q1
Revenue	5,037	5,632	5,634	3,943	4,655	2,809	2,508	1,357
Net Income (Loss)	(44,115)	(9,441)	(447)	(6,651)	(38,071)	(24,322)	(3,537)	4,443

[1] Reflects adjustment of $3.96 million relating to revised accounting treatment of gain derived from Standard Bank orderly disposition agreement.

Revenue for the fourth quarter of 2004 was positively impacted by higher gold production and higher gold prices. Net income in the fourth quarter of 2004 reflects the impact of a $32.0 million write-down of mineral properties and property plant and equipment in 2004 compared with a write-down of $17.5 million in the corresponding period in 2003.

The quarterly trends are consistent with the explanations of the annual trends set out in this MD&A.

Critical Accounting Policies and Estimates

Critical accounting estimates are those estimates that have a high degree of uncertainty and for which changes in those estimates could materially impact the Company’s results. Critical accounting estimates for the Company include property evaluations, capitalization of exploration and development costs and commodity derivative contracts.

Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in Canada requires management to make estimates and assumptions that affect the reported amount of asset and liabilities and disclosure of contingent assets at the date of the consolidated financial statements. Significant estimates used herein include those relating to gold prices, recoverable proven and probable reserves, available resources, fair values of commodity derivative contracts, (principally fixed forward contracts and written call options) available operating capital and required reclamation costs. Among other things, these estimates each affect management’s evaluation of asset impairment and the recorded balances of inventories, site closure and reclamation and remediation obligations. It is reasonably possible that actual results could differ in the near term from these and other estimates used in preparing these financial statements and such differences could be material.

Property Evaluations

The Company reviews and evaluates the recoverability of the carrying amounts of all its producing properties and related plant and equipment annually or when events and changes in circumstances indicate that the carrying value may not be recoverable. Estimated net future cashflows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable reserves), estimated future commodity price realization (considering historical and current prices, price trends and related factors), operating costs, future capital expenditures, project financing costs, reclamation costs and income taxes. Reductions in the carrying amount of property, plant and equipment, with corresponding charges to earnings, are recorded to the extent that the estimated future discounted net cashflows are less than the carrying amount.

Capitalization of Exploration and Development Costs

Mineral exploration costs such as topographical, geochemical, and geophysical studies are capitalized and carried at cost until the properties to which they relate are placed into production, sold, or where management has determined there to be a permanent impairment in value. Development costs incurred to access ore bodies identified in the current mining plan are expensed as incurred after production has commenced. Development costs necessary to extend a mine beyond those areas identified in the current mining plan and which are incurred to access additional reserves are deferred until the incremental reserves are mined. Mineral properties and development costs, including the mineral acquisition and direct mineral exploration costs relating to the current mining plan are depleted and amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves.

Commodity Derivative Contracts

The Company uses commodity derivative contracts, principally fixed forward contracts and written call options, to economically hedge exposure to fluctuations in the market price of gold. These instruments are not designated as hedges for accounting purposes and are carried on the balance sheet under the captions Commodity Contract Obligations at estimated fair market value.

Premiums received at the inception of written call options are initially recognized on the balance sheet as a liability. Unrealized gains or losses arising from changes in the fair market value of the liability related to both fixed forward contracts and written call options and realized gains/losses on commodity derivative contracts which are either settled financially or through physical delivery, are recognized in the statement of operations in the period of the change or settlement as commodity contract loss/gain.

Accounting Changes

Change in Functional and Reporting Currency– Effective January 1, 2004, the Company changed its functional currency from the Canadian to US dollar. Concurrent with this change, the Company adopted the US dollar as its reporting currency. Refer to Note 2 of Notes to the Audited Consolidated Financial Statements.

Asset Retirement Obligations– On January 1, 2004, the Company adopted CICA Handbook Section 3110 and changed its accounting policy recognizing the fair value of liabilities for asset retirement obligations in the period incurred. There was no material impact in 2004 as a result of this change. Refer to Note 3 of Notes to the Audited Consolidated Financial Statements.

Stock Based Compensation– Effective January 1, 2004, the Company changed its accounting policy for stock-based compensation and adopted the fair value method of accounting for all its stock-based compensation. Refer to Note 3 of the Notes to the Audited Consolidated Financial Statements. Total expenses in 2004 were $5.3 million.

Impairment of Long Lived Assets– Effective January 1, 2004, the Company adopted the new recommendations with respect to impairment of long lived assets. There was no material impact on the consolidated financial statements. Refer to Note 3 of the Notes to the Audited Consolidated Financial Statements.

Additional information relating to Crystallex, including the 2003 Annual Report, is available on SEDAR at www.sedar.com.

About Crystallex
Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company’s principal asset is the Las Cristinas property in Bolivar State that is currently under development and which is expected to commence commercial gold production in the second half of 2006 at an initial annualized rate of some 300,000 ounces. Other assets include the Tomi Mine, the La Victoria Mine and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:
Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577
Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

NOTE: This Release may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Crystallex, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Narrative Description of the Business – Risk Factors” in the Company’s Annual Information Form (“AIF”).  Forward-looking statements in this release including, without limitation to, statements regarding the expectations and beliefs of management include the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in Crystallex’s AIF, annual report, and elsewhere in documents filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission (“SEC”), and other regulatory authorities.

ADDITIONALLY: The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company’s technical reports, including the Annual Information Form and other reports filed by the Crystallex on www.sedar.com.

A qualified person has verified the data contained in this release.

Note to U.S. Investors:  While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crystallex International Corporation
(Registrant)

By: /s/ Daniel R. Ross
(Signature)*

Date March 31, 2005

Daniel R. Ross, Executive Vice President and
Corporate Counsel

* Print the name and title of the signing officer under his signature.